Exhibit 99.1

eHi Car Services Announces Results of 2016 Annual General Meeting

SHANGHAI, December 16, 2016 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), one of the leading car rental and car services providers in China, today announced the resolutions adopted at its annual general meeting of shareholders held in Shanghai, China on December 16, 2016.

At the meeting, eHi’s shareholders (i) approved the re-election of Mr. Ray Ruiping Zhang as a director of the Company; (ii) approved the re-election of Mr. Greg R. Stubblefield as a director of the Company; and (iii) approved the appointment of PricewaterhouseCoopers Zhong Tian LLP as the independent auditor of the Company for the fiscal year ending December 31, 2016.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is one of the leading car rental and car services providers in China. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding the risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-Mail: ir@ehic.com.cn

In the United States:

The Piacente Group, Inc.

Ms. Brandi Piacente

Tel: +1-212-481-2050

E-Mail: ehi@tpg-ir.com